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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  ----------

                               SCHEDULE 14D-9/A
                               (Amendment No. 3)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  ----------

                           MAXUS ENERGY CORPORATION
                           (Name of Subject Company)

                           MAXUS ENERGY CORPORATION
                       (Name of Person Filing Statement)

                    Common Stock, par value $1.00 per share
                        (Title of Class of Securities)

                                  577730 10 4
                     (CUSIP Number of Class of Securities)

                          McCarter Middlebrook, Esq.
                      Vice President and General Counsel
                           Maxus Energy Corporation
                           717 North Harwood Street
                           Dallas, Texas  75201-6594
                                (214) 953-2000
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                                   Copy to:
                           Robert A. Profusek, Esq.
                          Jones, Day, Reavis & Pogue
                             599 Lexington Avenue
                           New York, New York  10022
                                (212) 326-3939



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     This Amendment No. 3 amends the Solicitation/Recommendation Statement on
Schedule 14D-9 filed on March 3, 1995, as amended by Amendment No. 1 thereto filed on March 6, 1995 and Amendment No. 2 thereto filed on March 9, 1995 (as heretofore amended, the "Schedule 14D-9"), by Maxus Energy Corporation, a Delaware corporation (the "Company"), in connection with the tender offer (the "Offer") commenced on March 3, 1995 by YPF Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of YPF Sociedad Anonima, a sociedad anonima organized under the laws of the Republic of Argentina ("YPF"), to purchase all outstanding shares of common stock, par value $1.00 per share, of the Company (the "Shares") at a price of $5.50 per share, net to seller in cash.

     All capitalized terms not otherwise defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     Item 4 of the Schedule 14D-9 is hereby amended by deleting Item 4(b) in its entirety and adding the following:

     (b) Background of the Board Recommendation. In light of, among other factors, the limitations on the Company's financial flexibility resulting from, among other things, the pressures from continuing depressed oil and gas prices and the Company's limited access to the capital markets, balanced against the Company's obligations and its exploration, development, and production program to maximize the value of and/or replace the Company's oil and gas reserves, in mid-1994 the Company began exploring financial alternatives available to it. The alternatives considered involved a broad range of possible actions, including potential sales of assets, subsidiaries or divisions, joint ventures, public debt and equity offerings of securities of several of the Company's subsidiaries, private sales of equity securities of such subsidiaries, and possible sales of a substantial equity interest in the Company. Management of the Company decided to study all reasonable alternatives available to the Company to increase the Company's financial flexibility and maximize stockholder value. CS First Boston Corporation ("CSFB") acted as the Company's financial advisor with respect to this effort.

          One of the alternatives given serious consideration was a combined public offering of equity and debt securities by the Company's mid-continent gas production and processing operations, later to be named "Midgard" (the "Midgard Offering Alternative"). On December 20, 1994, Midgard filed with the Commission a registration statement relating to the possible public offering of approximately 37.5% of its common stock. This filing (the "Initial Filing") assumed an overall enterprise valuation of Midgard of approximately $600 million. At the time of the Initial Filing, the Company and CSFB estimated that the offering, together with an expected concurrent offering of $200 million of debt securities, would result in net proceeds of approximately $340 million, which would be used to retire indebtedness of Midgard to the Company. On January 9, 1995, Midgard filed with the Commission a registration statement relating to the possible public offering of $200 million of debt securities of Midgard.

          As an alternative to the possible public offerings of Midgard equity and debt securities, the Company, with the assistance of CSFB, also solicited offers for the private sale of a minority interest in Midgard, commencing in the latter part of 1994. Approximately 70 possible financial and strategic investors were contacted during this process, 14 of which visited the Midgard data room in order to conduct due diligence investigations with respect to Midgard.

          Subsequent to the Initial Filing, the prices for natural gas, which represent virtually all of Midgard's 1994 production and current reserves, remained depressed, thus reducing the potential value to the Company of the Midgard Offering Alternative. The Midgard Offering Alternative continued to be pursued and, as discussed below, was considered by the Board in connection with its consideration of other alternatives at the time the Offer and the Merger Agreement were approved by the Board. However, in connection with and in light of such approval (discussed below), the Company agreed to suspend its pursuit of the Midgard Offering Alternative (or any other sale of equity securities or substantial assets) pursuant to the Merger Agreement.

          In November 1994, Amoco Corporation ("Amoco") contacted the Company and indicated that it desired to initiate discussions relating to the possible acquisition of the entire equity interest in the Company, which transaction might involve a spin-off to the Company's stockholders of some portion of the Company's South American assets. A confidentiality agreement with Amoco was signed in November 1994. During November and December of 1994, the Company, with the assistance of CSFB, furnished to Amoco extensive information relating to the Company's business, financial condition, results of operations, and prospects. This extensive due diligence investigation included visits to the Company's principal worldwide locations. Amoco, however, did not choose to engage in substantive negotiations with respect to an acquisition of the entire equity interest in the Company. Instead, on January 27, 1995, Amoco informed the Company that it desired to pursue the possible acquisition of Midgard and/or the Company's Indonesian subsidiaries.

          In early December 1994, Mr. Blackburn met with YPF's Chief Executive Officer. The principal focus of the discussions at this meeting was the companies' respective operations and the possible purchase by YPF of a substantial equity interest in the Company. The companies signed a confidentiality agreement, and over the following three-month period YPF and its representatives undertook an extensive due diligence investigation of the Company.

          In mid-January 1995, CSFB, on behalf of the Company, requested that 16 potential bidders submit proposals in respect of a range of possible transactions, including the possible sale of a minority interest in Midgard, the possible sale of a substantial equity interest in the Company, and the possible acquisition of the entire equity interest in the Company.

          On January 24, 1995, an article appeared in Platt's Oilgram News, a leading industry publication, reporting that the Company may be pursuing alternatives to the Midgard Offering Alternative. On January 25, 1995, the Company publicly announced that it was in discussions with various parties concerning a range of possible transactions, including possible equity investments or other transactions involving the Company or its subsidiaries.

          At the meeting of the Board on January 30 and 31, 1995, CSFB reported that none of the potential financial or strategic investors it had solicited had expressed an interest in pursuing the acquisition of a minority interest in Midgard. However, CSFB informed the Board that a number of proposals had been received for the acquisition of the entire equity interest in, or substantially all of the assets of, Midgard (the "Midgard Disposition Alternative"). These proposals included an indication of interest from Amoco to acquire Midgard's assets for an amount in excess of $605 million, as well as other proposals, one of which was believed by CSFB and management of the Company to be generally competitive with Amoco's indication of interest on an after-tax basis. In addition, CSFB reported that Amoco had made an unsolicited offer to purchase the Company's Indonesian properties for $585 million. Amoco's offer for the Company's Indonesian properties was, however, substantially below the valuation placed on such assets by management and CSFB.

          At the meeting of the Board on January 30 and 31, 1995, the Board also considered a proposal received on January 27, 1995 from YPF to acquire all of the Shares at $5.00 per Share in cash, subject to a number of conditions, including satisfactory completion of due diligence and obtaining financing. None of the alternatives considered by the Board at the January 30 and 31, 1995 meeting was believed by management of the Company to be acceptable due to the terms and conditional nature thereof.

          Although no decision was made with respect to the course of action to be taken, the Board instructed the Company's management at the January 30 and 31, 1995 meeting to continue to explore all reasonable alternatives, following which CSFB, on behalf of the Company, requested the four parties who had submitted the most attractive indications of interest in respect of the Midgard Disposition Alternative, including

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     Amoco, to submit final proposals by February 21, 1995.  In addition, CSFB requested that YPF consider increasing its prior proposal for the possible acquisition of all of the Shares at $5.00 per Share in cash and also consider a substantial equity investment in the Company.

          On February 21, 1995, the Company received proposals in respect of the Midgard Disposition Alternative from three potential purchasers, the most favorable of which was from Amoco (the "Amoco Alternative"). The Amoco Alternative contemplated a purchase of Midgard's assets and contained two alternative purchase prices -- either $675 million in cash or $500 million in cash and a volumetric-denominated production payment ("VPP") consisting of approximately 60 mmcfd of gas declining to 20 mmcfd over a ten-year period. The Amoco Alternative was subject to certain conditions, including satisfactory completion of due diligence, negotiation of definitive agreements, approval by Amoco's Board of Directors, and the agreement by the Company to negotiate exclusively with Amoco. In its February 21, 1995 proposal, Amoco also expressed an interest in pursuing a transaction which would include both Midgard and the Company's Indonesian subsidiaries.
     Amoco subsequently indicated a possible price for those assets which, in the opinion of management and CSFB, would have made such a transaction substantially less attractive than either the Amoco Alternative relating to only the Midgard assets or the YPF Alternative (described below).

          In addition, on February 25, 1995, the Company received a proposal from YPF (the "YPF Alternative") to acquire all of the Shares for $5.50 per Share, which proposal contemplated that holders of Rights would receive an additional $0.10 per Share (payable by the Company) in connection with the redemption of the Rights. The YPF Alternative was subject to certain conditions, the most significant of which were the receipt of financing, Prudential's approval of the transaction and waiver of certain rights under the terms of the $9.75 Preferred Stock held by it and certain related agreements, approval of YPF's Board of Directors (which was obtained on February 27, 1995), and the redemption of the Rights.

          At a meeting of the Board held on February 26, 1995, the Board carefully considered the Amoco Alternative, the Midgard Offering Alternative, and the YPF Alternative. Management expressed the opinion that the VPP proposed in the Amoco Alternative had an estimated net present value of $200 million. Management and CSFB also informed the Board that, in their opinion, the Amoco Alternative that included the VPP was more attractive than Amoco's all-cash offer due to its tax efficiency and would yield to the Company a net present value of approximately $605 million on an after-tax basis. In addition, management and CSFB were of the opinion that there was relatively low execution risk associated with the Amoco Alternative and that the transaction could be completed expeditiously.

          At the February 26, 1995 Board meeting, CSFB presented its estimates of potential values of Midgard to a third-party purchaser using four cases: a discounted cash flow ("DCF") going concern case, a break-up case, a comparable acquisitions case, and a public companies case. Depending on pricing assumptions (discussed below) and based upon a range of discount rates applicable to the DCF going concern case ranging between 8% and 10%, the value of Midgard was estimated by CSFB to range from a low of $427 million to a high of $681 million. Applying the comparable acquisitions case, CSFB informed the Board that the estimated value of Midgard ranged from a low of $539 million to a high of $641 million. Under the break-up case, CSFB informed the Board that the estimated value of Midgard ranged from a low of $529 million to a high of $660 million. CSFB also informed the Board that the estimated value of Midgard as an entirety in an initial public offering in the current market environment was in the range of $475 million to $515 million. Management informed the Board at this meeting of its belief that the Amoco Alternative was superior to the Midgard Offering Alternative in terms of meeting the Company's anticipated funding requirements. However, while the Amoco Alternative appeared to solve the Company's anticipated funding requirements, management believed it would not be effective to reduce the Company's financial leverage. It was also management's belief that the Amoco Alternative, as compared to the YPF Alternative, would result in less financial flexibility for the Company by making the Company smaller while essentially retaining its present credit characteristics and relatively high cost of capital.

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          At the February 26, 1995 Board meeting, management and CSFB also made detailed presentations regarding the YPF Alternative, including the proposed financing of up to $800 million to be provided to YPF by The Chase Manhattan Bank (National Association) ("Chase"). CSFB also presented a review of YPF, including its operations and financial resources. CSFB informed the Board, among other things, that YPF had very substantial capital resources and that CSFB believed YPF could readily complete the YPF Alternative. The Board was also informed as to the status of several unresolved issues with respect to the YPF Alternative, including the break-up fee to be paid in the event of a termination of the Offer or the Merger, the Keepwell Covenant which the Company had requested from YPF, and various issues relating to the Company's outstanding Preferred Stock.

          The price for the Shares under the YPF Alternative had been set, following extensive negotiations between representatives of the Company and CSFB, on the one hand, and YPF, on the other, at $5.50 per Share plus $0.10 (payable by the Company) upon redemption of the Rights. It was the opinion of management and CSFB that the financial terms of the YPF Alternative represented YPF's best price. Accordingly, at the February 26, 1995 meeting, the Board also heard presentations from CSFB and management of the Company regarding the range of values for the Shares under the Amoco Alternative, the Midgard Offering Alternative, and also assuming that the Company elected to pursue none of the alternatives (the "Status Quo Case"). It was the consensus of the Board, based in part on the views expressed at the February 26, 1995 Board meeting by CSFB and management, that the Status Quo Case was not a realistic alternative for the Company in light of the Company's anticipated funding requirements and limited access to the capital markets.

          CSFB's valuation ranges for Shares discussed at the February 26, 1995 Board meeting were determined through application of the DCF going concern analysis, which CSFB informed the Board was its primary valuation method, and other alternative techniques, including a comparable acquisition analysis, a comparable company analysis, a break-up analysis, and a simplified proved reserve value analysis ("SPRV analysis"), a valuation technique developed by the Company for internal planning purposes. In making its analyses, CSFB relied on certain assumptions, including a weighted average cost of capital for the Company of 12% to 12.5% and three different energy price assumptions based on CSFB's determination of the forecasts of oil and gas prices (the "Base Price Assumption"), existing prices in the futures markets (the "Strip Price Assumption"), and assuming significant increases over the Base Price Assumption (the "Upside Price Assumption"). The Base Price Assumption assumed prices of $18.50 per barrel ("bl") of oil and $1.70 per thousand cubic feet ("mcf") of natural gas in 1995, increasing to $23.00 per bl of oil and $2.35 per mcf of natural gas by 1999; the Strip Price Assumption assumed prices of $18.01 per bl of oil and $1.58 per mcf of natural gas in 1995, increasing to $19.16 per bl of oil and $2.09 per mcf of natural gas by 1999; and the Upside Price Assumption assumed prices of $20.00 per bl of oil and $1.80 per mcf of natural gas in 1995, increasing to $26.00 per bl of oil and $2.50 per mcf of natural gas in 1999.

          Under the DCF going concern analysis, CSFB valued the Amoco Alternative at between $4.50 and $4.75 per Share; the other valuation techniques, taken together, produced a valuation range from $3.50 to $5.625 per Share. The Midgard Offering Alternative produced a valuation range under the DCF going concern analysis of $3.00 to $3.50 per Share and a valuation range of $3.25 to $4.50 per Share under the other valuation techniques, taken together. The Status Quo Case produced a valuation range of $2.75 to $5.75 per Share under the DCF going concern analysis and a valuation range of $0.375 to $5.75 per Share under the other valuation techniques, taken together. However, CSFB advised the Board that valuations using the DCF going concern analysis in excess of $5.00 per Share could be obtained only based upon the Upside Price Assumption, and that this assumption was believed to have a low probability of occurrence in the opinion of CSFB. In addition, the Company's management presented the Board with management's valuation analysis, based primarily on the SPRV analysis, which showed an implied Share price of $3.35 to $6.17 per Share, with an expected value of $4.94 per Share. Such analysis was based on management's assumptions in the Company's business plan regarding oil prices and assumed implementation of the Company's business plan.

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          At the February 26, 1995 meeting, the Board also received
     presentations from management of the Company, CSFB, and the Company's legal advisors in respect of the status of the Midgard Offering Alternative, legal matters, the Company's business and prospects, historical trading prices for Shares, YPF's business, financial condition, and prospects, and the potential effects of the various alternatives then available on stockholder value and the Company's financial position. The Board did not take any action in respect of any alternatives available to the Company at the February 26, 1995 Board meeting. The Board did, however, instruct management of the Company to engage in further negotiations with YPF in an effort to resolve the various points (discussed below) arising under the YPF Alternative.

          At a meeting held on February 28, 1995, the Board again considered the alternatives available to the Company. As to the material points still open in the YPF Alternative at the time of the February 26, 1995 meeting, the Board was informed that YPF had agreed to the Keepwell Covenant which would obligate YPF to contribute assets to the Company (to the extent Company assets were utilized in connection with the financing of the YPF Alternative) for the purpose of enabling the Company to meet its obligations, including solely for this purpose preferred stock dividends and redemption payments. The Board was also informed that, although the Company's representatives had initially requested that the Keepwell Covenant continue indefinitely, YPF had requested a time limit with respect to this obligation. A nine-year period was believed by the Company's management to be acceptable because most of the Company's outstanding debt and preferred stock redemption requirements occurred within that period. The Board was also informed that YPF had agreed to a break-up fee of $20 million, without any expense reimbursement, in the event the Company elected to terminate the Merger Agreement and had also agreed to pay the Company $20 million in the event that the Offer or the Merger were not completed due to the failure of YPF to obtain financing, subject to certain limitations. Further, the Board was informed that YPF had agreed to a covenant under which YPF and the Company would use their respective reasonable efforts to continue the listing of the $4.00 Preferred Stock and the $2.50 Preferred Stock on the NYSE or to obtain an alternative listing therefor. YPF also had agreed to include preferred stock dividend and redemption payments within the scope of the Keepwell Covenant and had informed the Company's advisors that YPF did not anticipate making any disclosure of any plans or proposals to change the Company's existing preferred stock dividend policy. Finally, YPF had negotiated the Prudential Preferred Waiver Agreement with Prudential.

          Management and CSFB also reviewed with the Board the presentations made at the February 26, 1995 meeting relating to the estimated Share valuation under the various alternatives. Management informed the Board that the Company would lose approximately $75 million of anticipated annual cash flow generated by the Midgard assets if the Amoco Alternative were elected. In addition, in the opinion of management of the Company, the Amoco Alternative was unlikely to produce value to the holders of Shares in excess of the purchase price proposed by YPF. Further, it was management's opinion that the Amoco Alternative would result in the Company having materially diminished financial flexibility going forward.

          CSFB reviewed with the Board its presentation of the value of the Company on a per Share basis under various assumptions, reiterating that to arrive at a value of $5.00 per Share or more under a DCF going concern analysis required the use of the Upside Price Assumption and that, in the opinion of CSFB, such assumption had a low probability of occurrence.
     While certain of the above-discussed valuation methods produced higher or lower possible values, in general, CSFB placed the per Share value of the Company in the range of $3.00 to $5.00 per Share. At the February 28, 1995 meeting, CSFB also reviewed a draft of its proposed fairness opinion, including the assumptions and limitations thereon, the compensation due CSFB in the event that the Company were to pursue the alternatives then under consideration, and CSFB's interests and relationships with respect to both the Company and YPF. CSFB then informed the Board that, if the Board were to approve the YPF Alternative, CSFB would deliver a signed fairness opinion at the time that the Merger Agreement was signed.

          At the February 28, 1995 meeting, the Board also reviewed the potential impact of the Offer and the Merger on the holders of the Company's $4.00 Preferred Stock and $2.50 Preferred Stock,

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     including the possibility that, as a result thereof, such shares would be delisted from trading on the NYSE. As to this matter, CSFB informed the Board that an active market for these shares presently exists and that it was possible that such securities could be listed on another exchange. In addition, CSFB stated that, in its opinion, there should be no material adverse effect on the value of these securities even if they were traded only in the over-the-counter market.

          At the February 28, 1995 meeting, the Board also heard presentations from management of the Company, CSFB, and the Company's legal advisors as to various other matters, including additional information relating to YPF's business, financial condition, and prospects, conditions in the bank finance and capital markets generally and as affected by recent events in the Republic of Mexico and other Latin and South American countries, and the Company's capital requirements and financial position.

          Following further deliberation, the Board unanimously voted, with the director elected by Prudential abstaining, to approve the YPF Alternative.

          In making the determination and recommendations set forth in paragraph
     (a) above, the Board considered a number of factors, including without limitation the matters referred to above in this Item 4(b) and the following:

               (i) The alternatives available to the Company and the consideration to be received for the Shares pursuant to the Offer and Merger. In connection with its analysis of this issue, among other factors, the Board considered detailed presentations from CSFB and management of the Company at the February 26 and 28, 1995 Board meetings as to the range of possible values of Shares, based upon the various assumptions discussed above, including without limitation assumptions as to oil and gas prices, the Company's ability to execute its business plan, and the alternatives available to the Company. It was the consensus of the Board that the Company should elect either the Amoco Alternative or the YPF Alternative (as modified in the negotiations that took place between the February 26 and the February 28, 1995 Board meetings) and that the YPF Alternative (as so modified) was more likely to create substantially greater value for holders of the Shares than would the Amoco Alternative.

               (ii) The opinion of CSFB to the effect that, as of February 28, 1995, the consideration to be received by the holders of the Shares in the Offer and the Merger was fair to such holders from a financial point of view. A copy of such opinion is filed as Exhibit 6 hereto. Stockholders are urged to read such opinion in its entirety for an understanding of the assumptions and limitations thereon and CSFB's interests and relationships with respect to both the Company and YPF.

               (iii) The provisions of the Merger Agreement, including the provisions which permit the Company to terminate the agreement, upon payment to YPF of $20 million, if the Board determines to withdraw its recommendation to holders of Shares to accept the Offer based upon the advice of outside counsel that such action is necessary to comply with the fiduciary duties of the directors under applicable law.

               (iv) The fact that, under the YPF Alternative, YPF's and Purchaser's obligations under the Offer were subject to financing. In this regard, the Board considered, among other things, the terms of the commitment letter YPF had obtained to provide financing (see Item 8 below), the financial condition of YPF and the Company, conditions in the bank finance and capital markets as described above, the Keepwell Covenant, and the provision of the Merger Agreement that the Company would be entitled to a $20 million termination fee, subject to certain limitations (see "Termination Fees; Expenses" in Item 3(b)(2) above), if such financing is not satisfied.

               (v) YPF's direct investment in connection with the Offer and Merger, as well as YPF's financial condition and ability to meet its obligations under the Merger Agreement.

               (vi) The fact that the Preferred Stock would not be redeemed or otherwise monetized in connection with the Offer and the Merger. In this regard, the Board considered, among other factors, (a) the terms of the Preferred Stock; (b) the provisions of the Prudential Preferred Waiver Agreement, which had been negotiated between representatives of YPF and Prudential relating to the $9.75 Preferred Stock without substantial participation by representatives of the Company; (c) the possibility that the $4.00 Preferred Stock and the $2.50 Preferred Stock might be delisted from trading on the NYSE and possibly other securities exchanges on which the $4.00 Preferred Stock and the $2.50 Preferred Stock are now listed or admitted for trading as a result of the Offer or the Merger, the covenant in the Merger Agreement to the effect that the parties would use their reasonable efforts to maintain such listings or provide for listing or admission for trading of such Preferred Stock on another exchange or market, and advice of CSFB to the effect that the failure to obtain such alternative listing or admission should not have a material adverse effect on the value of such Preferred Stock; and (d) the Keepwell Covenant and the representation of YPF in the Merger Agreement to the effect that it had no reason to believe that, following the Merger and financings in respect thereof, the Company would not be able to meet its obligations as they become due, including for this purpose the obligation to cause dividends and redemption payments on all series of Preferred Stock to be paid in accordance with the terms thereof.

               (vii) The provisions of the Merger Agreement and other matters described in Item 3(b)(2) above.

     In making its decision in respect of the Offer and the Merger Agreement, the Board did not attempt to rank the relative importance of the various factors discussed in this Item 4(b). However, the Company generally believes that the factors listed in this paragraph were the most significant factors pertaining to such decision.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the third paragraph under Item 8(b):

          On March 15, 1995, the Company received a letter from a law firm that purports to represent holders of the Company's $2.50 Preferred Stock and $4.00 Preferred Stock (the "Preferred Stockholders"). In its letter, a copy of which is filed as Exhibit 10 hereto, the law firm demands that the Company commence suit on behalf of the Preferred Stockholders against the directors and officers of the Company for alleged breaches of their fiduciary duties in connection with the Offer and the Merger. In addition, the Company has received communications from other stockholders and debtholders that raise concerns or threaten litigation in connection with the Offer and the Merger.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

     The following exhibits are filed herewith:

Exhibit 8* -  Letter to Stockholders of the Company, dated March 17, 1995.
Exhibit 9  -  Amended Complaint filed in Miriam Sarnoff, et al. v. Maxus Energy
              Corp., et al.
Exhibit 10 -  Letter, dated March 15, 1995, from Mitchell, Kristl & Lieber.
Exhibit 11 -  Press Release, dated March 13, 1995.
Exhibit 12 -  Press Release, dated March 15, 1995.
____________
* Included in the materials sent to stockholders of the Company.

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                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      MAXUS ENERGY CORPORATION



                                      By:  McCARTER MIDDLEBROOK
                                         --------------------------
                                         McCarter Middlebrook
                                         Vice President and General Counsel

Dated:  March 20, 1995

                                 EXHIBIT INDEX


EXHIBIT NO.   DESCRIPTION
- -----------   -----------

Exhibit 8     Letter to Stockholders of the Company, dated March 17, 1995.
Exhibit 9 Amended Complaint filed in Miriam Sarnoff, et al. v. Maxus Energy Corp., et al.
Exhibit 10    Letter, dated March 15, 1995, from Mitchell, Kristl & Lieber.
Exhibit 11    Press Release, dated March 13, 1995.
Exhibit 12    Press Release, dated March 15, 1995.

                                                                       Exhibit 8


                               [Maxus letterhead]


                                 March 20, 1995



Dear Stockholder:

     Approximately two weeks ago, we sent you a copy of Maxus Energy Corporation's Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer by a subsidiary of YPF Sociedad Anonima ("YPF") to purchase all outstanding Maxus Common Stock (the "Shares") at $5.50 per Share, net to the seller in cash. The YPF tender offer was made pursuant to a previously announced merger agreement between Maxus and YPF.

     Enclosed is an amended Statement on Schedule 14D-9. The amendment includes additional information relating to the background of the Board's recommendation regarding the YPF tender offer (see Item 4(b)). It also reports certain developments that have occurred since the time of the original Schedule 14D-9 Statement in Item 8, including in respect of certain stockholder litigation.

     THE BOARD OF DIRECTORS OF MAXUS HAS DETERMINED THAT THE YPF OFFER AND MERGER ARE IN THE BEST INTERESTS OF THE STOCKHOLDERS OF MAXUS AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE YPF OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

          We encourage you to read the enclosed materials carefully.


                                       Sincerely,


                                         /s/ CHARLES L. BLACKBURN
                                        -------------------------
                                       Charles L. Blackburn
                                       Chairman, President and
                                       Chief Executive Officer

                                                                       Exhibit 9


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


MIRIAM SARNOFF, FREDERICK RAND      (S)
and JAMES D. TURNER,                (S)
                                    (S)
                    Plaintiffs,     (S)
                                    (S)  Civil Action No. 14079
     - against -                    (S)
                                    (S)
MAXUS ENERGY CORP., CHARLES L.      (S)
BLACKBURN, B. CLARK BURCHFIEL       (S)
BRUCE B. DICE, MICHAEL C. FORREST,  (S)
CHARLES W. HALL, RAYMOND A. HAY,    (S)
GEORGE L. JACKSON, JOSE MARIA       (S)
PEREZ ARTETA, RICHARD W. MURPHY,    (S)
J. DAVID BARNES, R. A. WALKER,      (S)
THOMAS YORK, JOHN T. KIMBELL,       (S)
YPF SOCIEDAD ANONIMA and            (S)
YPF ACQUISITION CORP.,              (S)
                                    (S)
                    Defendants.     (S)

                               AMENDED COMPLAINT
                               -----------------

          Plaintiffs, by their attorneys, allege upon information and belief, except with respect to their ownership of Maxus Energy Corp. ("Maxus" or the "Company") common stock as follows:
                                    PARTIES
                                    -------

          1.  Plaintiffs are the owners of shares of defendant Maxus.

          2. Defendant Maxus is a Delaware corporation with executive offices at 717 North Harwood Street, Dallas, Texas 75201. Maxus is a holding company with subsidiaries which explore for and produce oil and gas, purchase, gather and process natural gas, and produce natural gas liquids. As of September 30, 1994, Maxus had approximately 134 million shares of common stock outstanding held by over 35,000 shareholders of record.

          3. Defendant YPF Acquisition Corp. is a Delaware corporation and a wholly owned subsidiary of YPF Sociedad Anonima ("YPF"). Defendant YPF Sociedad Anonima is a sociedad anonima organized under the laws of the Republic of Argentina. YPF and YPF Acquisition had knowledge of or recklessly disregarded, and substantially participated in the breaches of fiduciary duty alleged herein and thus, are liable as aiders and abettors.

          4. Defendant Charles L. Blackburn is Chairman of the Board, President, Chief Executive Officer and a Director of Maxus. In 1993, Blackburn received salary, bonus and other compensation of approximately $640,000.

          5. Defendant Michael C. Forrest is Vice Chairman, Chief Operating Officer and a Director of Maxus. In 1993, Forrest received salary, bonus and other compensation of approximately $375,000.

          6. Defendants Darrell L. Black, George L. Jackson, John T. Kimbell, Richard W. Murphy, Jose Maria Perez Arteta, J. David Barnes, B. Clark Burchfiel, Bruce B. Dice, Charles W. Hall, Raymond A. Hay, W. Thomas York and R.A. Walker are Directors of Maxus.

          7. The foregoing individual directors of Maxus (collectively the "Individual Defendants"), by reason of their corporate directorships (and in the case of defendant Blackburn and Forrest, their executive positions), stand in a fiduciary position relative to the Company's shareholders, which fiduciary relationship, at all times relevant herein, required the Individual Defendants to exercise their best judgment, and to act in a prudent manner, and in the best interests of the Company's shareholders. They were and are required to use their ability to control and manage the Company in a fair, just and equitable manner; to act in furtherance of the best interests of the Company's shareholders; to refrain from abusing their positions of control; and not to favor their own interests at the expense of the Company's shareholders.

                            CLASS ACTION ALLEGATION
                            -----------------------

          8. Plaintiffs bring this action on their own behalf and as a class action on behalf of all shareholders of defendant Maxus (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein.

          9. This action is properly maintainable as a class action for the following reasons:

          (a) The class of shareholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of September 30, 1994, there were over 134 million shares of defendant Maxus' common stock outstanding owned by over 35,000 shareholders of record scattered throughout the United States.

          (b) There are questions of law and fact which are common to members of the Class and which predominate over any questions affection any individual members. The common questions include, inter alia, the following:

          i. Whether one or more of the Individual Defendants has engaged in a plan and scheme to enrich themselves at the expense of defendant Maxus' public stockholders;

          ii. Whether the Individual Defendants have breached their fiduciary duties of care, loyalty and candor owed by them to plaintiffs and members of the Class, and/or aided and abetted in such breach, by virtue of their participation and/or acquiescence and by their other conduct complained of herein;

          iii. Whether the Individual Defendants have wrongfully failed adequately to seek out a purchaser of Maxus at the highest possible price and, instead, have allowed the valuable assets of defendant Maxus to be acquired by YPF at an unfair and inadequate price;

          iv. Whether the Transaction is timed when the market is not reflecting the true value of Maxus' shares; and

          v. Whether plaintiffs and the other members of the Class will be irreparably damaged by the transactions complained of herein.

          10. The prosecution of separate claims would create a risk of either inconsistent or varying adjudications concerning individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class, and adjudications concerning individual members of the Class would, as a practical matter, be dispositive of the interests of other members of the Class who are not parties to the adjudications or substantially impair or impede the ability of other members of the class who are not parties to the adjudications, to protect their interests. The defendants have acted on grounds generally applicable to all members of the Class, making relief concerning the Class as a whole appropriate.

          11. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of plaintiffs are typical of the claims of the other members of the Class and plaintiffs have the same interest as the other members of the Class. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

          12. Plaintiffs anticipate that there will not be any difficulty in the management of this litigation.

          13. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.

                                MAXUS ANNOUNCES
                             AN AGREEMENT WITH YPF
                             ---------------------

          14. Participants in the oil and gas industry have recognized Maxus' potential value, including YPF, which entered into the agreement described below, and Amoco, which has been reportedly interested in entering into a business combination with Maxus.

          15. On February 28, 1995, it was announced that Maxus and YPF signed an agreement pursuant to which YPF would acquire all of the common shares of Maxus' stock for $5.50 per share by way of a tender offer and follow-up merger (the "Transaction"). Maxus common shareholders are also to receive $.10 a share upon the redemption of rights issued pursuant to Maxus' shareholder rights plan ("Poison Pill"). Maxus' Board has approved the Transaction and recommended that Maxus' shareholders accept the offer. On March 3, 1995, YPF Acquisition, a Delaware subsidiary of YPF, commenced its tender offer for all of the shares of Maxus at $5.50 per share (the "Tender Offer") and filed its Schedule 14D-1 and Offer to Purchase (collectively the "Schedule 14D-1"), and Maxus filed its original 14D-9. On March 6, 1995, Maxus filed Amendment No. 1 to its 14D-9 ("Schedule 14D-9"). As described below, the Schedule 14D-9 is materially deficient in violation of fiduciary duties owed by the Maxus Board to Maxus' common stockholders.

                         BACKGROUND OF THE TRANSACTION
                         -----------------------------

          16. In 1994, the Company engaged CS First Boston ("First Boston") to render investment advisory services. First Boston subsequently entered into a January 23, 1996 engagement letter with Maxus. However, First Boston was not requested to and did not solicit third party indications of interest in acquiring all or any part of the Company, except in regard to Midgard Energy Co. ("Midgard"). Moreover, an officer of First Boston is an alternate member of the board of YPF, and First Boston has, from time to time, provided investment banking services to YPF. Pursuant to the First Boston engagement, the Company has agreed to pay First Boston, in the event of the sale of all or substantially all of the shares in connection with the sale of the Company, .45% of the total enterprise value of the Company as determined pursuant to the First Boston engagement letter. If the Transaction is consummated, it is estimated that First Boston will receive approximately $8 million in fees. In contrast, if there were only a sale of all, substantially all or a minority interest in Maxus' operating unit, Midgard, First Boston would receive up to a maximum of $5 million.

          17. According to the Schedule 14D-9, the Company began exploring alternatives in the latter half of 1994, including a public offering of the Company's Midgard unit. In that connection, on December 20, 1994, Midgard filed with the SEC a registration statement with respect to the possible public offering of approximately 37.5% of Midgard common stock, which together with an expected subsequent offering of $200 million of debt securities, would have resulted in net proceeds of approximately $340 million to be used to retire indebtedness of Midgard to the Company. Together with First Boston, the Company also solicited offers for the private sale of a minority interest in Midgard.
In the late fall of 1994, the Company was contacted by an unnamed strategic buyer ("Company I") that indicated its desire to initiate discussions regarding the possible acquisition of the entire equity interest in the Company. On or about January 27, 1995, Company I purportedly informed Maxus that it was not interested in pursuing an acquisition of the entire company, but rather had a desire to pursue the possible acquisition of Midgard and/or the Company's Indonesian subsidiaries.

          18. Also, according to the Schedule 14D-9, in early December 1994, Blackburn met with YPF's Chief Executive Officer to discuss the possible purchase by YPF of a substantial equity interest in the Company. The Schedule 14D-9 also states that First Boston requested in mid-January that potential bidders submit proposals, including any interest in purchasing a minority interest in Midgard, the possible sale of a substantial equity interest in Maxus, and the possible acquisition of the entire equity interest in Maxus. Certain unnamed strategic buyers expressed an interest in acquiring the entire equity interest or substantially all of the assets of Midgard, but not a minority interest. Subsequent thereto, First Boston requested that interests in acquiring all or substantially all of the assets of Midgard be submitted by February 21, 1995. First Boston also requested that YPF consider increasing its prior proposal to acquire all of Maxus' shares at $5.00 per share. The Schedule 14D-9 does not indicate when such an offer was received by Maxus. On February 21, 1995, the Company received proposals regarding acquisitions of all or substantially all of Midgard and indicated that the most favorable to the Company was that received from Company I.

          19. On February 25, 1995, the Company received a proposal from YPF to acquire all of the shares of Maxus for $5.50 per share, which also contemplated that the holders of its Poison Pill rights would receive an additional $.10 per share in connection with the redemption of the rights. On February 28, 1995, the Company determined to accept and approve the YPF Transaction and forego any further consideration of a sale of Midgard.

                MATERIALLY MISLEADING AND DEFICIENT DISCLOSURES
                -----------------------------------------------

          20. The Schedule 14D-9 states that Maxus was contacted by "a possible strategic buyer" that indicated a desire to initiate substantive discussions relating to the possible acquisition of the entire equity interest in the Company. However, the Schedule 14D-9 fails to identify the "possible strategic buyer" referring to the entity only as "Company I".

          21. The Schedule 14D-9 fails to disclose the details regarding discussions and negotiations between Maxus and Company I regarding the sale of Maxus as an entire entity. Moreover, the Schedule 14D-9 states that the unidentified Company I advised the Company on January 27, 1995 that it was no longer interested in pursuing the possible acquisition of the entire equity interest in the Company but desired to pursue the possible acquisition of Midgard and/or the Company's Indonesian subsidiaries. The Schedule 14D-9 also indicates that the Company received other indications of interest in acquiring Midgard, and that the indication of interest judged most favorable to the Company by management was from Company I. The Schedule 14D-9, however, does not disclose the details or terms of any such indications of interest, including no disclosure of the terms or details of the Company I proposal.

          22. Moreover, the Schedule 14D-9 states that it was the consensus of the Board that the Company should elect either the indication of interest by Company I for the acquisition of Midgard or the proposal from YPF, and that the YPF proposal was more likely to create substantially greater value for holders of

Maxus common shares than the acquisition of Midgard by the unidentified Company
I. However, the Schedule 14D-9 provides no details as to the basis for the conclusion that the Company should elect either the YPF proposal or the disposition of Midgard to Company I, or the basis for the conclusion that the YPF proposal was more likely to create substantially greater value for stockholders.

          23. The Schedule 14D-9 states that in early December 1994, Blackburn and YPF's Chief Executive Officer met to discuss "a wide variety of possible transactions, including the possible purchase by YPF of a substantial equity interest in the Company." The Schedule 14D-9 states that YPF and the Company discussed "a variety of possible transactions and transaction structures involving a possible alignment of the businesses of both the Company and YPF." The Schedule 14D-9, however, fails to identify the other possible transactions discussed.

          24. The Schedule 14D-9 states that in mid-January 1995, First Boston requested that potential bidders submit proposals in respect of a range of possible transactions, including a minority interest in Midgard, the possible sale of a substantial equity interest in the Company, and the possible acquisition of the entire equity interest in the Company. In fact, the Schedule 14D-9 states that YPF "and other interested parties were advised that the Company wished to receive proposals from all parties interested in an investment in or purchase of all of the Company, or the purchase of Midgard." (emphasis added). The First Boston opinion states that a number of companies approached the Company with respect to an acquisition of all or a substantial part of the Company and that First Boston engaged in discussions with "such interested parties." The Schedule 14D-9, however, fails to disclose the details of discussions with the potential bidders or interested parties.

          25. The Schedule 14D-9 states that none of the potential financial or strategic investors contacted by First Boston expressed an interest in pursuing the acquisition of a minority interest in Midgard, but that a number of possible strategic buyers expressed an interest in acquiring the entire equity interest in or substantially all of the assets of Midgard. Moreover, the Schedule 14D-9 discloses that at a January 31, 1995 Board meeting, the Board purportedly reviewed information concerning the alternatives then available to the Company, and that management did not believe any of the expressions of interest to be acceptable due to their terms and conditional nature. the Schedule 14D-9, however, does not disclose the "alternatives" considered, the details or terms of the expressions of interest or the persons from whom the expressions were received.

          26. The Schedule 14D-9 also, at various places, vaguely refers to "alternatives available to the Company." The Schedule 14D-9, however, fails to articulate or describe these alternatives available.

          27. The Schedule 14D-9 also states that at a February 28, 1995 Board meeting, the Company again considered the "alternatives then available" and the Board heard presentations from management, First Boston and the Company's legal advisors with respect to, among other things, the negotiations with YPF as to "points still open" with respect to the YPF proposal. However, the Schedule 14D-9 provides no details of First Boston's analysis regarding the various alternatives, any explanation as to the "points still open," or how such open points were resolved.

          28. The Schedule 14D-9 also fails to disclose the details of the substance of the discussions and negotiations between YPF and Maxus regarding YPF's acquisition of Maxus.

          29. The Schedule 14D-9 states that in connection with its analysis of the alternatives available to the Company and the consideration to be received for the Maxus shares pursuant to the Transaction, the Board considered detailed presentations from First Boston and management at the February 26 and 28, 1995 Board meetings as to the range of possible values of the Maxus shares, based on various assumptions, including assumptions as to oil and gas prices, the Company's ability to execute its business plan, the alternatives available to the Company, and other factors. However, the Schedule 14D-9 contains no details regarding the assumptions or the presentations from First Boston or management. Nor is there any disclosure regarding the range of values for Maxus' shares. Indeed, there are no particulars concerning First Boston analyses underlying its fairness opinion, such as any discounted cash flow analysis, comparable acquisition analysis or comparable publicly traded companies analysis.

                       MAXUS' AND YPF'S SIDE AGREEMENTS
                       --------------------------------

          30. In connection with the Transaction, the Company has agreed to pay $20 million to YPF Acquisition in the event of the termination of the Merger Agreement ("Termination Fee"). Maxus has also agreed with YPF that it would not solicit any other potential bidders for Maxus or its assets and would not even discuss a transaction with or provide information to an unsolicited bidder unless it receives an opinion of counsel that it is so required.

          31. Defendant Blackburn, Maxus' Chairman, President and CEO, will purportedly resign those positions if the Transaction is consummated. However, YPF has requested that Blackburn serve as an international consultant to YPF and remain a director of the Company following the Merger, pursuant to which Blackburn would be paid an annual retainer of $500,000 and have offices in Dallas and Buenos Aires. The initial term of the consulting arrangement is two years. Blackburn will also receive, if he surrenders his employee stock options, approximately $1.1 million, and may also receive termination payments of $2.7 million.

          32. Pursuant to the Company's Restated Certificate of Incorporation, Prudential Insurance Company of America ("Prudential"), the current holder of all of the outstanding shares of the Company's $9.75 Cumulative Convertible Preferred Stock (the "Prudential Preferred Stock") must approve of the Merger in order for it to be consummated. On February 28, 1995, the Company and Prudential entered into an agreement pursuant to which Prudential agreed to consent to the Merger, to waive certain rights, to waive certain covenants restricting the Company's abilities to take certain action, and to terminate the registration rights associated with the Prudential Preferred Stock. The Company agreed to waive certain rights, including the right to redeem the Prudential Preferred Stock, and the right of first refusal with respect to the transfer of such stock, and to pay Prudential a restructuring fee of $250,000 upon the consummation of the Merger. YPF also has agreed to guarantee the payment and performance of the obligations of the Company to the registered owners of the Prudential Preferred Stock.

          33. Further, the Transaction was agreed to and timed when Maxus' trading price was not reflecting its true value. Indeed, Maxus stock traded as high as $5.75 per share in July, 1994.

          34. Moreover, Maxus previously instituted the Poison Pill which serves as an impediment to a possible acquisition by any other potential acquiror, including Amoco. The Poison Pill seeks to make and does make any unfriendly takeover of the Company too costly for any potential acquiror. The Poison Pill was promulgated and has subsequently been continued by the Individual Defendants and effectively deters competitive bidding for Maxus.

          35. Furthermore, the Poison Pill creates an unlevel playing field between a bidder for the Company and management, if it is not a bidder that is specifically chosen by management. It provides a competitive advantage to YPF, and provides additional defenses to management against a takeover by an unfriendly third party, even if that party were truly willing to offer a fair price for the outstanding Maxus stock. Although management typically takes the position that shareholder rights plans provide them with leverage to ensure a fair market price to all shareholders from an acquiror, here the real leverage it gives them is to, in effect, chill the market for Maxus stock or unilaterally veto any other offer.

          36. The proposed Transaction is wrongful, unfair and harmful to Maxus' public stockholders, the Class members. The proposed Transaction will deny plaintiffs and other Class members their rights to share appropriately in the true value of the Company's assets and future growth in profits and earnings, while usurping the same for the benefit of defendant YPF at an unfair and inadequate price.

          37. The Individual Defendants, acting in concert, have violated their fiduciary duties owed to the public shareholders of Maxus and put certain of defendants' own personal interests and the interests of defendant YPF ahead of the interests of the Maxus public shareholders.

          38. The Individual Defendants failed to (1) undertake an adequate evaluation of Maxus' worth as a potential merger/acquisition candidate; (2) take adequate steps to enhance Maxus' value and/or attractiveness as a merger/acquisition candidate; or (3) effectively expose Maxus to the marketplace in an effort to create an active and open auction for Maxus. Instead, defendants have agreed to and timed a sale of Maxus at a price for the shares of Maxus stock that does not reflect the true value of Maxus.

          39. While the Individual Defendants of Maxus should continue to seek out other possible purchasers of the assets of Maxus or its stock in manner designed to obtain the best transaction reasonably available for Maxus shareholders, or seek to enhance the value of Maxus for all its current shareholders, they have instead resolved to wrongfully allow YPF to obtain the valuable assets of Maxus at an inadequate price, which disproportionately benefits YPF.

          40. These tactics pursued by the defendants are, and will continue to be, wrongful, unfair and harmful to Maxus' public shareholders. These maneuvers by the defendants will deny members of the Class their right to share appropriately in the true value of Maxus' assets, future earnings and businesses.

          41. In contemplating, planning and/or effecting the foregoing specified acts and in pursuing, timing and disclosing the Transaction, defendants are not acting in good faith toward plaintiffs and the Class, and the Individual Defendants have breached, and are breaching, their fiduciary duties to plaintiffs and the Class.

          42. Because the Individual Defendants (and those acting in concert with them) dominate and control the business and corporate affairs of Maxus and because they are in possession of private corporate information concerning Maxus' businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between the Individual Defendants and the public shareholders of Maxus which makes it inherently unfair to Maxus' public shareholders.

          43. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to use the required care and diligence in the exercise of their fiduciary obligations owed to Maxus and their public shareholders.

          44. As a result of the actions of the defendants, plaintiffs and the Class have been and will be damaged in that they will not receive the fair value of Maxus' assets and business in exchange for their Maxus' shares, and have been and will be prevented from obtaining a fair price for their shares of Maxus common stock.

          45. Unless enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiffs and the Class, all to the irreparable harm of the Class.

          46.  Plaintiffs have no adequate remedy at law.

          WHEREFORE, plaintiffs demand judgment as follows:

          (a) Declaring that this action may be maintained as a class action;

          (b) Declaring that the proposed Transaction is unfair, unjust and inequitable to plaintiffs and to other members of the Class;

          (c) Enjoining preliminarily and permanently the defendants from taking any steps necessary to accomplish or implement to proposed Transaction;

          (d) Undertake an appropriate evaluation of Maxus' worth as a merger/acquisition candidate;

          (e) Take all appropriate steps to enhance Maxus' value and attractiveness as a merger/acquisition candidate;

          (f) Take proper action to maximize the price that Maxus shareholders will receive for their shares;

          (g) Act independently so that the interests of Maxus' public stockholders will be protected;

          (h) Adequately ensure that no conflicts of interest exist between Individual Defendants' own interest and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Maxus' public stockholders;

          (i) Ordering the Individual Defendants to carry out their fiduciary duties to plaintiffs and the class and requiring them to respond in good faith to any bona fide potential acquirors of Maxus;

          (j) Requiring supplemental disclosures;

          (k) Requiring defendants to compensate plaintiffs and the members of the Class for all losses and damages suffered and to be suffered by them as a result of the acts and transactions complained of herein, together with prejudgment and post-judgment interest;

          (l) Awarding plaintiffs the costs and disbursements of this action, including reasonable attorneys', accountants', and experts' fees; and

          (m) Granting such other and further relief as may be just and proper.

Dated:  March 7, 1995            MORRIS AND MORRIS

                                 By: /s/ Abraham Rappaport
                                    ----------------------------
                                    Karen Morris
                                    Abraham Rappaport
                                    Patrick F. Morris
                                 Suite 1600
                                 1105 North Market Street
                                 Post Office Box 2166
                                 Wilmington, Delaware 19899-2166

OF COUNSEL:

Jules Brody
STULL, STULL & BRODY
6 East 45th Street
New York, NY  10017
(212) 687-7230

Joseph H. Weiss
LAW OFFICES OF JOSEPH H. WEISS
319 Fifth Avenue
New York, NY  10016
(212) 532-4171

                                                                      Exhibit 10



                   [Letterhead of Mitchell, Kristl & Lieber]


                                 March 15, 1995


VIA FACSIMILE (214) 979-1986
CERTIFIED MAIL AND U.S. MAIL
- ----------------------------


McCarter Middlebrook, Esq.
Vice President and General Counsel
Maxus Energy Corporation
717 North Harwood Street
Dallas, Texas  75201

     Re:  Derivative Demand

Dear Mr. Middlebrook:

     We represent holders of shares of the $4.00 Cumulative Convertible Preferred Stock and the $2.50 Cumulative Preferred Stock of Maxus Energy Corporation. Some of these holders also own shares of the common stock of the corporation. This letter hereby acts as the demand on the corporation to commence suit on behalf of these stockholders against the directors and officers of the corporation for the breach of their duties to the stockholders in the proposed transaction with YPF Sociedad Anonima.

     As a very initial matter, the holders of the stock object to the proposed values to be paid for their shares. They consider the corporation to be worth well in excess of the currently proposed offering values, even more so given the recent press releases on new discoveries. Additionally, the holders of the $4.00 and the $2.50 preferred stock strenuously object to the form of consideration being paid to them. While all other holders of the company's securities are being protected in the proposed transaction by the payment of cash and other methods, the holders of preferred stock are being severely harmed by this transaction.

     The holders of preferred stock are not being paid cash for their interests. Instead, they will receive illiquid shares in a company, which will be more highly leveraged after the transaction. These shares in YPF Acquisition Corp. will most likely not trade on any exchange or even be quoted in the National Association of Securities Dealers, Inc. Automated Quotation System. As a result of the directors and officers serving their own interests ahead of the stockholders' interests,

McCarter Middlebrook, Esq.
March 15, 1995
Page 2

the preferred stockholders will receive an illiquid investment, worth far less than the present shares they now own.

     We therefore demand that the corporation take any and all action necessary to force the directors and officers to protect the interests of the preferred stockholders in this transaction. If no action is taken, we will proceed in equity and otherwise to protect the interests of the corporation and the preferred stockholders in a derivative action, as well as all other legal remedies available.

     The preferred stockholders have requested that we demand your response by March 20, 1995.


                              Very truly yours,



                              /s/ Janet L. Stafford
                              --------------------------------
                              Janet L. Stafford
                              For The Firm

                                                                      Exhibit 11


                                 PRESS RELEASE


FOR IMMEDIATE RELEASE
- ---------------------

MAXUS ENERGY HAS 62 MMcf/D GAS DISCOVERY IN INDONESIA
- -----------------------------------------------------

DALLAS -- March 13, 1995 -- Maxus Energy Corporation (NYSE: MXS) today announced the discovery of a gas well on its Northwest Java concession, offshore Indonesia, that tested at a combined rate of 62 million cubic feet per day (Mmcf/D) and 1,219 barrels of condensate from five zones.

The LES-1 well tested from perforations between 4,045 and 5,749 feet subsea in the Main and Massive formations. The new discovery well, in the Java Sea about 50 miles northeast of Jakarta, reached a total depth of 7,583 feet subsea. Maxus holds a 24% interest in the 5.1 million-area Northwest Java concession. ARCO (NYSE: ARC), with a 46% interest, is project operator under a production-sharing contract with Pertamina, the Indonesian state oil company.

In 1994, Northwest Java daily gross sales averaged 200 Mmcf of natural gas and about 9,900 barrels of gas liquids. The Northwest Java Gas Project currently supplies all of the gas to two government-owned electric utilities serving Jakarta. The concession also produced 111,000 gross barrels of oil per day.

Dallas-based Maxus Energy Corporation is an independent oil and gas exploration and production company.

                                                                      Exhibit 12


                                 PRESS RELEASE


FOR IMMEDIATE RELEASE
- ---------------------

MAXUS ENERGY GIVES RESULTS FROM SOUTHEAST SUMATRA WELLS
- -------------------------------------------------------

DALLAS -- March 15, 1995 -- Maxus Southeast Sumatra, Inc., a subsidiary of Maxus Energy Corporation (NYSE: MXS), today announced an oil discovery and the results of two successful delineation wells that tested oil and natural gas from Maxus' Southeast Sumatra concession, offshore Indonesia.

The Aida-1 oil discovery, located 1.5 kilometers southwest of the Widuri Field, flowed 1,047 barrels per day (BOPD) of 34 degree API gravity oil at an initial reservoir pressure of 1,431 pounds per square inch (psi) from a depth of 3,669 feet subsea. The discovery penetrated 56 feet of net oil pay in the fluvial sandstones of the Talang Akiar Formation. The Aida-1 has a calculated productivity index of 142 barrels of fluid per day/psi. A field development plan is currently being proposed.

The delineation wells, Risma 2 and Risma 3, further evaluate the Risma 1 exploratory well that tested 4,527 BOPD and 9.6 million cubic feet per day of gas (Mmcf/D). Risma 2, drilled about one kilometer southwest of Risma 1, tested at a cumulative flow rate of 3,348 BOPD and 7.1 MMcf/D from four depths in the Talang Akar Formation. The Risma 3, drilled directionally from Risma 2, tested 1,291 BOPD and 3.2 MMcf/D from five depths. The Risma 3 is about two kilometers southeast of Risma 2. Both wells are being evaluated to determine justification of further field development.

Maxus Southeast Sumatra has a 56% interest and operates the concession under a production-sharing contract with Pertamina, the Indonesian state oil company. Partners include Inpex, Repsol, Cieco, Deminex, Warrior and Oryx Energy.

Dallas-based Maxus Energy Corporation is an independent oil and gas exploration and production company.